August 9, 2024

Darryl Nakamoto
Chief Executive Officer
Pono Capital Two, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

       Re: Pono Capital Two, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 9, 2023
           File No. 001-41462
Dear Darryl Nakamoto:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Alexandria E. Kane, Esq.